SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hana Biosciences, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	32-0064979
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

400 Oyster Point Boulevard, Suite 215 South San Francisco, CA	94080
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act registration statement file number to which this form relates:  N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $.001 par value	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

General

The Registrant’s certificate of incorporation, as amended and restated to date (the “Certificate of Incorporation”), authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share. As of September 20, 2005, there were 18,433,650 shares of the Registrant’s common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting. The holders of Common Stock are entitled to one vote for each outstanding share of Common Stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of the Registrant’s assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Common Stock would be entitled to share ratably in the Registrant’s assets that are legally available for distribution to stockholders after payment of liabilities. If the Registrant has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, the Registrant must pay the applicable distribution to the holders of its preferred stock (if any) before it may pay distributions to the holders of common stock.

Conversion, Redemption and Preemptive Rights. Holders of Common Stock have no conversion, redemption, preemptive, subscription or similar rights.

Limitations on Directors’ Liability

As permitted by Delaware law, the Certificate of Incorporation provides that no director will be liable to the Registrant or its stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict the Registrant’s rights and the rights of its stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws. To the extent that the Registrant’s directors, officers and controlling persons are indemnified under the provisions contained in the Certificate of Incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

       Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 Item 2. Exhibits.

Exhibit	Description Of Document
3.1	Certificate of Incorporation of Hana Biosciences, Inc.*
3.2	Amended and Restated Bylaws of Hana Biosciences, Inc.*
4.1	Specimen common stock certificate of Hana Biosciences, Inc.*
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*  Incorporated by reference to same exhibit number of the Registrant’s Registration Statement on Form SB-2/A (SEC No. 333-118426) filed with the Commission on October 12, 2004.

SIGNATURE

Pursuant to all of the requirements of Section 12 of the Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Hana Biosciences, Inc.

Dated: September 21, 2005	By:	/s/ Russell L. Skibsted
Russell L. Skibsted
Vice President, Chief Financial Officer